

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

J. Adam Guo
Chief Executive Officer
Emo Capital, Corp.
10409 Pacific Palisades Ave.
Las Vegas, Nevada 89144

> **Re: Emo Capital, Corp.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 14, 2023**
> **File No. 024-12282**

Dear J. Adam Guo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

Amendment No. 1 to Form 1-A filed July 14, 2023

Summary, page 2

1. We note your revised disclosure in response to prior comment 3 in the Summary, Management's Discussion and Analysis and the Business sections. Please expand your disclosure throughout the offering circular to clarify the extent to which your business operations will continue to focus on the organic fertilizer business and other relevant agriculture services, including but not limited to, the discussion of principal products, milestones and budget.

Use of Proceeds, page 22

2.   We note your revisions and removal of "debt coverage" from your use of proceeds in response to prior comment 5. Please revise the allocated use of proceeds on pages 22 and 23 to ensure that the itemized allocations match the reflected total for each percentage of shares sold.

Competition for the Company's current operations, page 39

3.   We note your expanded disclosure on page 39 of your competitors and discussion of the seedling supplying partnership in response to prior comment 10. Please clarify if any of these competitors utilize a seedling supplying partnership service.

   You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Vic Devlaeminck, Esq.